



Shiitake Mushroom & Gruyere Focaccia
Slice - $15
Strawberry & Cream Cheese Focaccia
Slice - $14
Blueberry & Chocolate Focaccia
Slice - $14
Blackberry & Seasonal Fruit Focaccia
Slice - $14
Jalapeño Cheese Bread
Whole - $11
Half - $5.5
KIRKLAND
NITRILE EXAM
GLOVES

G K P X

GK Pastry Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%
Target Raise Amount: $200,000
Offering End Date: December 2, 2025

Repayment Period: 3 years (36 months)
Minimum Raise Amount: $10,000

Company Details:

Name: GK Pastry Inc
Founded: February 23, 2023
Address: 2417 Park Blvd
Palo Alto, CA 94306

Industry: Retail Bakery
Employees: 20
Website: https://www.gkpastry.com/

Use of Funds Allocation:

If the maximum raise is met:

$188,000 (94.00%) – of the proceeds will go towards debt refinance- consolidating high interest loans from third location opening
$12,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 462 Followers



SMBX



Business Metrics:

	FY23	FY24	YTD 8/31/2025
Total Assets	$104,047	$64,909	$305,700
Cash & Cash Equivalents	$1,961	$5,311	$5,904
Accounts Receivable	$0	$0	$0
Short-term Debt	$23,378	$43,849	$97,862
Long-term Debt	$111,710	$160,872	$457,720
Revenue	$150,702	$841,010	$815,814
Cost of Goods Sold	$69,904	$284,254	$287,664
Taxes	$0	$0	$0
Net Income	-$61,551	$4,050	-$101,182

Recognition:

GK Pastry Inc (DBA GK Pastry) started at Bay Area farmers' markets, selling out day after day and building a loyal following on word of mouth alone. That momentum led to their first shop in Palo Alto, then Mountain View, and now with your help they've opened their Los Altos flagship. Since their first successful SMBX raise, they've added sandwiches, salads, and soups—without drifting into fine dining. At the center is Noza's purpose: sharing the good things from her kitchen with the community she loves. She's happiest when guests light up at the first bite—and that joy guides everything they bake.

About:

GK Pastry Inc (DBA GK Pastry) crafts baked goods with natural, top-tier ingredients and time-honored techniques. Driven by quality and consistency, their menu features flavors their grandparents grew up with. They've built a trusted neighborhood brand with a community that loves what they do.

For more information, contact our Customer Support Team at support@thesmbx.com

